FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Third Quarter 2024 Results
and Conference Call

Toronto, Ontario (September 30, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its third quarter 2024 financial results after market close on Wednesday, November 6, 2024. Senior management will host a conference call on Thursday, November 7, 2024 at 11:00 am ET to discuss the results.

Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:	(416) 406-0743
Toll free (Canada and the United States):	(800) 898-3989
Participant passcode:	7495836#
Webcast:	www.alamosgold.com

A playback will be available until December 7, 2024 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The passcode is 8101878#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.